UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: December 5, 2005

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CAMTEK RECEIVES REPEAT ORDERS FOR FALCONS
FROM A WORLD TOP-10 SEMICONDUCTOR MANUFACTURER

The new orders, valued at $1.3 million, bring total systems with this customer to eight

MIGDAL HA’EMEK, Israel, December 5, 2005 – Camtek Ltd. (Nasdaq: CAMT) announced today that it has received follow on orders for Camtek’s Falcon wafer inspection system from a leading international semiconductor manufacturer headquartered in Texas, a top-10 semiconductor supplier. These orders, totaling around US$1.3 million, bring the number of Falcons purchased by this customer this year to eight systems.

The previous systems have been installed in the customer’s facilities in the US and Japan and revenues have already recognized over the last three quarters. The new orders are for plants in Texas and South-East Asia. Camtek expects to deliver the new systems and recognize their respective revenues during the first quarter of 2006.

Tommy Weiss, VP of marketing and sales at Camtek USA, said: “While the Falcon was qualified by the customer’s headquarters for worldwide purchasing, each individual plant evaluated the system for its own needs and selected it over the other alternatives based on performance. Of particular interest was the Falcon’s capability to monitor probe marks – the indentations left in the interconnect pads during functional testing. We are proud to have been repeatedly selected by this important customer, and are looking forward to continue developing this long-term partnership.”

Mr. Rafi Amit, Camtek’s CEO added: “Supplying eight systems, in less than a year to a leading customer, demonstrates our ability to capitalize on the Falcon’s success in evaluations. Winning repeat orders for multiple locations from such a major manufacturer leads us to believe that we are well positioned to receive numerous additional orders from similar customers, driving our growth and improving our profitability.”

ABOUT FALCON

Camtek’s line of automated wafer inspection systems, Falcon, helps semiconductor manufacturers, bumping houses and packaging foundries monitor processes and enhance yield. Falcon models deliver superb 2D and 3D inspection and metrology capabilities for wafers before or after test, along the bumping process or after dicing.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com

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